Exhibit (a)(1)(viii)

Offer to Purchase for Cash

by

The Hackett Group, Inc.

of

Up to $25.00 Million in Value of Shares of Its Common Stock

At a Purchase Price Not Greater than $7.00 per Share

Nor Less than $6.50 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2013 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

September 27, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

You are receiving the enclosed materials because, on September, 27, 2013, The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), announced in the enclosed press release that it has amended its previously announced modified “Dutch auction” tender offer to (1) increase the price range at which it will purchase shares of its common stock, $0.001 par value per share (the “Shares”), to a range of not greater than $7.00 nor less than $6.50 per share and (2) decrease the dollar amount being sought in the Tender Offer (as defined below) to $25.0 million in value of Shares. Previously, the Company had offered to purchase up to $35.75 million in value of Shares at a purchase price not greater than $6.50 nor less than $5.75 per share. On September 26, 2013, the last full trading day preceding this announcement, the last reported sale price of the Shares on the NASDAQ Global Market, was $6.86. The Company has also extended the expiration date of the Tender Offer to 5:00 p.m., New York City time, on October 15, 2013 (the “Expiration Date”). The Company has appointed us to act as Information Agent in connection with the Tender Offer. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase, dated August 28, 2013 (as amended, the “Offer to Purchase”), and in the Amended Letter of Transmittal, dated September 27, 2013 (which together, as they may be supplemented or amended from time to time, constitute the “Offer”). The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and Amended Letter of Transmittal.

Hackett will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. Hackett will select the lowest purchase price, not greater than $7.00 nor less than $6.50 per Share, that will allow it to purchase $25.0 million in value of Shares, or a lower amount depending on the number of Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer. If, based on the Final Purchase Price (defined below), Shares having an aggregate value of less than $25.0 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, Hackett will buy all Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer. The price Hackett will select is sometimes referred to as the “Final Purchase Price.” All Shares properly tendered prior to the Expiration Date at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer will be acquired at the Final Purchase Price. Hackett reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the SEC, we may increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

Hackett reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $25.0 million, or such greater amount as Hackett may elect to pay, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at prices at or below the Final Purchase Price, Hackett will accept the Shares to be purchased in the following order of priority:

•

first, Hackett will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, until Hackett has purchased Shares resulting in an aggregate purchase price of $25.0 million; and

•

second, only if necessary to permit Hackett to purchase $25.0 million in value of Shares (or such greater amount as we may elect to pay, subject to applicable law), Hackett will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible.

To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Therefore, it is possible that Hackett will not purchase all of the Shares tendered by a stockholder even if such stockholder tenders its Shares at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and Shares not purchased because of proration provisions will be returned to the tendering stockholders at Hackett’s expense promptly after the Expiration Date. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

Hackett’s directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other stockholders. Ted A. Fernandez, Chairman and Chief Executive Officer, David N. Dungan, Vice Chairman and Chief Operating Officer, Robert A. Ramirez, Chief Financial Officer, and Alan T. G. Wix, member of the Board of Directors, have advised us that, although no final decision has been made, Messrs. Fernandez, Dungan and Ramirez may tender in the Offer up to approximately 10% of their respective Share holdings and Mr. Wix up to approximately 34% of his Share holdings, in each case excluding vested and unvested options, unvested RSUs and unvested performance-based stock appreciation rights. Our other directors have advised us that they do not intend to tender Shares in the Offer. However, Richard N. Hamlin and John R. Harris, members of our Board of Directors, have advised us that they may sell up to 27% and 31%, respectively, of their outstanding Shares, which, in each case, excludes unvested and vested RSUs for which receipt of Shares has been deferred, as soon as practicable after completion of the Offer, subject to market conditions and applicable law. We have no knowledge of our affiliates’ intentions with respect to the Offer. The equity ownership of our directors, executive officers and affiliates who do not tender all of their Shares in the Offer will proportionately increase as a percentage of our issued and outstanding Shares following the consummation of the Offer. See Section 2 and Section 11 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Amended Letter of Transmittal for your use and for the information of your clients, including a IRS Form W-9;

2.	Amended Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

3.	A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated September 27, 2013;

5.	Press release, dated September 27, 2013, announcing the amendment and extension of the Tender Offer; and

6.	A return envelope addressed to Computershare Trust Company, N.A., as Depositary for the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 15, 2013, UNLESS THE OFFER IS EXTENDED.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (1) the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as described in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 p.m., New York City time, on October 15, 2013 by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, or (2) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

Hackett will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies or other nominees (other than fees to the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Hackett will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Hackett, the Information Agent, or the Depositary for purposes of the Offer. Hackett will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson Inc., at: (866) 628-6023.

Very truly yours,

Georgeson, Inc.

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF HACKETT, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.